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                                                                    EXHIBIT 4.20


                           HOUSING UNIT LEASE CONTRACT


Lessor (Party A): Li Jihong

Lessee (Party B): Fortune Software (Beijing) Co. Ltd.

     Pursuant to the Contracts Law of the People's Republic of China, and for the purpose of defining their rights and obligations under this lease, the Parties hereby agree as follows after friendly negotiations:

     Party A shall lease the housing unit he owns to Party B for use as office. The said housing unit is located at 12B11 Qingyun Dangdai Building, 43 Beishanhuanxi Road, Haidian District, Beijing. Its building area is 74.42 square meter.


ARTICLE 1 TERM

     The term of the lease is 12 months, and Party A shall deliver to Party B the housing unit under the lease on April 1, 2005 and shall take back the housing unit on March 31, 2006.


ARTICLE 2 RENT, DEPOSIT AND PAYMENT

     The rent shall be computed in RMB and shall be collected biannually. The rent for every six months is RMB forty thousand (RMB40,000), which includes the property maintenance fee, the cost of heating, and the land use premium. A deposit of RMB twenty thousand (RMB20,000) shall be paid together with the first rent payment. After the execution of the contract, and three days after Party B moves into the housing unit, Party B shall pay to Party A the first rent and the deposit, in the total amount of sixty thousand (RMB60,000). Thereafter the rent shall be paid biannually one week in advance.


ARTICLE 3 MAINTENANCE

1. Party A shall see to it that the housing unit and the equipment therein at the time of delivery to Party B are in good condition and fit for normal use by Party B. There shall be no leaking nor flooding, and there shall be a steady supply of water and electricity.

2. During the term of the lease, if Party B deems it necessary to have any repair operation, Party A shall cooperate with and assist Party B in such operation.

3. If Party B's improper use causes damages to the housing unit, the equipment therein, or to the water and electricity supply systems, Party B shall repair at its own cost or pay the price of any repair or replacement.

4. Party B may build out the housing unit when necessary, so long as such build-out does not affect the normal functions of the unit. The scale, scope, processes and materials of

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     such build-out shall be approved by Party A before Party B can start such build-out operations. The cost of labor and materials for such build-out shall be borne by Party B. After Party B terminates the lease and delivers the housing unit to Party A, all the build-outs in the housing unit shall belong to Party A.


ARTICLE 4 LIABILITIES OF PARTIES

Liability of Party A

1. Party A shall provide to Party B the required documents and shall complete the required procedures in connection with the registered address of the office so that Party B may complete its registration with the State Administration of Industry and Commerce and the annual check of its business license.

2. During the term of the lease, Party A shall not rescind the lease without justifiable cause. In the event that Party A rescinds the lease contract unilaterally, it shall pay RMB ten thousand to Party B as compensation, in addition to returning the whole amount of deposit. Under such circumstances the rent shall be based on the number of days of Party B's actual use.

3. Party A shall pay the property management fee, the cost of heating and the land use premium.

4. Party A shall assist Party B in negotiating with the property management company.

Liability of Party B

5. Party B shall pay all the taxes resulting from the lease of the housing unit by Party A, as well as the price of invoices and other fee charges.

6. If Party B defaults on its payment of the rent, in addition to making full payment of the rent in arrears, it shall pay to Party A a penalty which shall be RMB 657 (three times the daily rent) multiplied by the actual number of days of delay.

7. In addition to the payment of the rent, Party B shall also pay for the water and electricity it uses, as well as the telephone installation fee, telephone bills and charges for use of the Internet.

8. Party B shall use the housing unit properly, and shall pay for damages caused by human activities. If Party B alters the housing unit without Party A's consent, it shall restore the housing unit to its former condition and shall be liable for any loss or damages. Party A shall have the right to dispose of any thing left by Party B in the housing unit after Party B delivers the housing unit back to Party A upon termination of the lease.

9. Upon expiration of the term, Party A shall examine and accept the housing unit before the lease can be duly terminated.

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10.  If Party B does any of the following, Party A shall terminate the contract, take back the housing unit, and hold Party B in breach and retain the deposit:

1) Subletting the housing unit or a part of it to a third party, transfering or lending the housing unit to a third party, or using the housing unit in a joint venture or swap, or as contribution to a business venture;

2) Using the housing unit under the lease to engage in unlawful activities, or in activities that are detrimental to the public interest or the interest of Party A;

3)   Defaulting on the rent payment for over 10 days;

4) Failing to enter into and be bound by the lease contract with respect to the housing unit of Party A within the time prescribed hereunder;

5) Altering the housing unit or its outward appearance without Party A's approval and causing the property management company to pursue for liabilities.

11.  Conditions for Waivers

1) If the housing unit is damaged as a result of any force majeure event, neither Party shall be held liable to the other.

2) If the Parties have to terminate the Contract due to special circumstances, upon agreement by the Parties the rent shall be based on the numbers of days of actual use. Any amount in excess shall be returned to Party B, and any shortfall shall be made up for by Party B.


ARTICLE 6 DISPUTE RESOLUTION

     The Parties shall use their best efforts to resolve any dispute arising out of the performance of this contract. They may also file a lawsuit with the Haidian District People's Court.


ARTICLE 7

     Matters not covered hereunder shall be resolved by the Parties through negotiation.

     This contract shall have two counterparts, with one for Party A and one for Party B.

Lessor:           /s/ Li Jihong
Contact Person:   Huang Shansong
Tel:              13801280343
Date:             March 22, 2005

Lessee:           Fortune Software (Beijing) Co. Ltd.
                  /s/ [COMPANY SEAL]
Tel:              13021028266
Place: